SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	November 30, 2006

Press release for immediate distribution

AXCAN PHARMA CLOSES FISCAL 2006 WITH

RECORD ANNUAL REVENUE OF $292.3 MILLION, A 16.3% INCREASE OVER LAST YEAR

•	FISCAL 2006 REVENUE OF $292.3 MILLION, REPRESENTING GROWTH OF 16.3% COMPARED TO FISCAL 2005

•	DILUTED INCOME PER SHARE FOR THE FOURTH QUARTER OF FISCAL 2006 AMOUNTED TO $0.17 AFTER ONE-TIME CHARGES OF $0.05, VERSUS DILUTED INCOME PER SHARE OF $0.19 A YEAR EARLIER

•	DILUTED INCOME PER SHARE FOR FISCAL 2006 INCREASES TO $0.79 VERSUS $0.56 A YEAR EARLIER, A 41.1% INCREASE

•	U.S. APPROVAL OF PYLERA FOR THE ERADICATION OF HELICOBACTER PYLORI

•	SIGNING OF A CO-DEVELOPMENT AGREEMENT FOR AGI-010, FOR THE TREATMENT OF GERD AND BETTER CONTROL OF NAB

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced fourth quarter and year-end financial results. Axcan’s 2006 fiscal year was very successful with strong operating results and cash flows. Highlights for the year include:

•	Fiscal 2006 revenue of $292.3 million, representing growth of 16.3% compared to fiscal 2005

•	Diluted income per share for the fourth quarter of 2006 amounted to $0.17 after one-time charges of $0.05, versus diluted income per share of $0.19 a year earlier

•	Diluted income per share for fiscal 2006 increases to $0.79 versus $0.56 a year earlier, a 41.1% increase

•	U.S. Approval of PYLERA for the eradication of Helicobacter pylori

•	Signing of a co-development agreement for AGI-010 for the treatment of Gastro-Esophageal Reflux Disease (“GERD”) and better control of Nocturnal Acid Breakthrough (“NAB”)

"I am pleased to report fiscal 2006 ended with a solid quarter, consistent with our year-to-date results and expectations," stated Frank Verwiel, M.D., President and Chief Executive Officer of Axcan. “This past year saw Axcan strategically reposition its operations in preparation for future growth. Throughout the year, we remained focused on the fundamentals of our business and continued to increase our revenue and income. Additionally, we secured a new product approval and signed a new co-development agreement. As we begin fiscal 2007, we remain focused on driving growth, further cementing our position as a leader in the field of gastroenterology, while enhancing execution to deliver sustained value creation,” he added.

Total revenue for the three months ended September 30, 2006, was $72.3 million, compared with $67.0 million for the fourth quarter of fiscal 2005, an increase of 7.9%. Total revenues for the 12-month period ended September 30, 2006, were $292.3 million, exceeding the top end of the Company’s previously issued guidance of $280-290 million. This compares with $251.3 million for 2005, and represents an increase of 16.3%.

Based on its best estimate derived from information obtained from a number of its wholesalers, the Company believes that changes in wholesaler inventory levels unfavorably impacted revenue by approximately $2.6 million for the fourth quarter of fiscal 2006. The Company believes that increases in wholesaler inventory levels did not have a material impact on revenues for the 12-month period ended September 30, 2006. At the end of its fourth quarter, the Company estimates that overall wholesaler inventory levels of key products sold in the United States are at the lower end of the eight- to twelve-week range.

Net income for the fourth quarter of fiscal 2006 was $8.3 million or $0.17 of diluted income per share, compared with net income of $9.1 million or $0.19 of diluted income per share for the corresponding period in fiscal 2005. The net income for the fourth quarter included a $4.3 million provision for the close out cost related to the discontinuation of the ITAX program. This one-time charge had a negative impact on income per share of $0.05 for this quarter.

Diluted income per share for fiscal 2006 was $0.79, compared with diluted income per share of $0.56 the prior year.

PRODUCT DEVELOPMENT PIPELINE UPDATE

An update on Axcan’s major projects follows:

PYLERA (formerly known as HELIZIDE)

On September 29, 2006, the FDA issued an approval letter for PYLERA, a patented 3-in-1 capsule triple therapy for the eradication of Helicobacter pylori, which is a bacterium now recognized as the main cause of gastric and duodenal ulcers. The Company anticipates launching PYLERA in the United States during the first half of calendar 2007.

AXCAN PHARMA INC.

AGI-010

Axcan signed an exclusive license and co-development agreement with AGI Therapeutics, plc for AGI-010. AGI-010 is a delayed/controlled release formulation of the proton pump inhibitor drug omeprazole and is being developed for the treatment of gastro-esophageal reflux disease (“GERD”), and in particular to address the control of nighttime gastric acidity, known as Nocturnal Acid Breakthrough (“NAB”), which remains an unmet medical need. AGI is currently finalizing the development of an optimal formulation for this compound. Results are expected to be available in the first half of calendar 2007 and, if the results are favorable, the companies intend to initiate discussions with the FDA to evaluate the most appropriate filing strategy.

NCX-1000

Axcan and its partner, NicOx S.A., are developing NCX-1000, a patented, nitric oxide-donating derivative of ursodiol, for the treatment of portal hypertension, a late-stage complication of some chronic, advanced liver diseases. The Company is currently conducting a “proof-of-concept” Phase IIa randomized, double-blind, dose-escalating study, in which patients will receive escalating doses of NCX-1000 or a placebo. Results are expected in the first half of calendar 2007.

URSODIOL DISULFATE

Axcan completed a single, ascending-dose Phase I clinical study in early 2006, as well as a multiple, ascending-dose Phase I study in September 2006, to evaluate the safety, tolerability and preliminary pharmacokinetics of ursodiol disulfate. Both studies confirmed the safety and tolerability of this compound. Results of the pharmacokinetics part of the studies will soon be analyzed and are anticipated to be available in the first half of calendar 2007. The Company plans to initiate a Phase II program shortly thereafter.

ULTRASE-VIOKASE

In April 2004, the FDA formally notified manufacturers of pancreatic insufficiency products that these drugs, which include VIOKASE and ULTRASE, must receive approval before April 2008 in order to remain on the market. The FDA has published final guidelines aimed at assisting manufacturers of exocrine pancreatic insufficiency drug products in preparing and submitting these New Drug Applications (“Guidance for Industry - Exocrine Pancreatic Insufficiency Drug Products - Submitting NDAs”; April 2006).

ULTRASE - Axcan has completed a Phase III study on UTRASE that will serve as the basis of the New Drug Application. This study assessed the efficacy and safety of ULTRASE MT capsules in the treatment of exocrine pancreatic insufficiency in cystic fibrosis (Aliment Pharmacol. Ther. 2004; 20: 1365–1371). Additional studies on ULTRASE are currently in process. Based on the FDA’s guidelines and ongoing discussions with the FDA, the Company believes it will be able to submit a New Drug Application for ULTRASE in the first half of calendar 2007.

VIOKASE - The Company is currently conducting clinical work that is anticipated to serve as the basis of a New Drug Application for VIOKASE. Based on the FDA’s guidelines and ongoing discussions with the FDA, the Company believes it will be able to submit a New Drug Application for VIOKASE in the first half of calendar 2007.

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NMK 150

Axcan and Nordmark GmbH, a German pharmaceutical firm, are collaborating in the development of NMK 150, a new high protease pancrelipase preparation developed for the relief of pain in small duct chronic pancreatitis, which represents an unmet medical need. A dose-ranging, animal study assessing the toxicity of NMK 150, which paid special attention to duodenal irritation, was completed and confirmed the safety profile of this compound. A Phase I, ascending, multiple-dose clinical study was initiated as planned in the second quarter of fiscal 2006, and it is anticipated that the study will be completed in the second half of calendar 2006, with results available in the first half of calendar 2007.

ITAX

Further to the results of the ITAX North American Phase III study, announced by Axcan in September 2006, the Company decided to suspend further development of Itopride in the treatment of Functional Dyspepsia and Diabetic Gastropathy. The Company is currently finalizing long-term safety studies that should be completed in the second half of calendar 2007. These studies are the extension to the previously conducted Functional Dyspepsia studies and are being completed for ethical purposes as the Company believes it to be its duty to provide complete treatment to patients who initially enrolled in this program. The cost of these studies will be accrued to research and development expenses as they occur.

REVENUE GUIDANCE FOR 2007

Axcan will discuss revenue guidance for fiscal 2007 during the Analyst and Investor Presentation to be held at 11.30 a.m. Eastern time on December 12, 2006, in New York. Interested parties may also access the Analyst and Investor Presentation live by webcast at www.axcan.com.

INTERIM FINANCIAL REPORT

This release includes, by reference, the unaudited fourth quarter and fiscal year financial reports incorporating the financial statements in accordance with U.S. GAAP, as well as the MD&A.

CONFERENCE CALL

Axcan will host a conference call at 8:30 A.M. EST, on December 1st, 2006. Interested parties may also access the conference call by way of a webcast at www.axcan.com. The webcast will be archived for 90 days. The telephone numbers to access the conference call are (800) 814-4861 (Canada and United States) or (416) 644-3417 (international). A replay of the call will be available until December 8, 2006. The telephone numbers to access the replay of the call are (877) 289-8525 or (416) 640-1917, code 21209653#.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

AXCAN PHARMA INC.

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange and the Canadian Securities regulators.

The names CANASA, CARAFATE, DELURSAN, HELIZIDE, ITAX, LACTEOL, PANZYTRAT, PYLERA, SALOFALK, ULTRASE, URSO, URSO DS, URSO 250, URSO FORTE and VIOKASE appearing in this press release are trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000

www.axcan.com

AXCAN PHARMA INC.

KEY PRODUCT INFORMATION

	Sales ($US M)		Increase in the number of prescriptions in the United States only[1] (%)
	Q4	Fiscal 2006	Q4	Fiscal 2006
NORTH AMERICA
CANASA	15.8	53.1	0.8	6.3
SALOFALK	4.0	16.5	6.6	4.6
ULTRASE	8.0	39.1	(1.9)	0.7
URSO 250/FORTE/DS	15.3	61.5	4.3[2]	9.7
CARAFATE	10.1	42.1	9.3	6.3

EUROPE
LACTEOL	4.0	18.1	n/a	n/a
PANZYTRAT	3.7	12.1	n/a	n/a
DELURSAN	3.6	13.9	n/a	n/a

1 Based on IMS prescription data for products sold in the United States, as compared to the same period a year earlier

2 For URSO 250 and URSO Forte only

PRODUCTS IN NORTH AMERICA

CANASA

U.S. prescriptions for the fourth quarter and fiscal 2006 increased 0.8% and 6.3%, respectively, compared to the same periods in fiscal 2005. The transition from the discontinued 500 mg to the 1,000 mg suppositories is substantially complete, which is reflected in the lower quarterly growth. However, as the overall rectal mesalamine market declined by 2% for the quarter, and was up 1% for the year, we were able to significantly outperform the market indices.

U.S. sales for the fourth quarter and fiscal 2006 increased 96.2% and 87.2%, respectively, compared to the same periods in fiscal 2005. The instability of wholesaler inventory levels in 2005 is a main reason for the difference seen between prescriptions and sales results.

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ULTRASE

U.S. prescriptions decreased 1.9% for the fourth quarter and showed an increase of 0.7% for fiscal 2006, compared to the same periods in fiscal 2005. Units dispensed were similar to the prescription trends. However, competitive activity in the coated enzyme market has created promotional challenges for Axcan, which resulted in the Company making this product a higher promotional priority.

U.S. sales for the fourth quarter decreased 25% compared to the same period in fiscal 2005, mainly due to the instability of wholesaler inventory levels in 2005. For fiscal 2006, U.S. sales increased 6.5%.

URSO 250/URSO FORTE/URSO DS

U.S. prescriptions for the fourth quarter and fiscal 2006 increased 4.3% and 9.7%, respectively, compared with the same periods in fiscal 2005. URSO FORTE, a 500-mg dosage form of ursodiol launched in fiscal 2005, continues to contribute to overall prescription growth.

Total sales for URSO products in North America for the fourth quarter and fiscal 2006 increased 19.6% and 30.5%, respectively, compared to the same periods in fiscal 2005. The instability of wholesaler inventory levels in 2005 is a main reason for the difference seen between prescriptions and sales results.

CARAFATE

U.S. prescriptions for the fourth quarter and fiscal 2006 increased 9.3% and 6.3%, respectively, compared to the same periods in fiscal 2005, as a result of the new marketing campaign launched at the beginning of fiscal 2006.

U.S. sales for the fourth quarter decreased 9.6%, while sales for fiscal 2006 increased 14.3%, as compared to the same periods in fiscal 2005. The instability of wholesaler inventory levels in 2005 is a main reason for the difference seen between prescriptions and sales results.

PRODUCTS IN EUROPE

LACTEOL

For the fourth quarter and fiscal 2006, sales of LACTEOL in Europe and elsewhere in the world declined 15.7% and 10.8%, respectively, compared to the same periods in fiscal 2005. As previously disclosed, and in line with Company expectations, the reduction in sales was due to the fact that as of March 1, 2006, LACTEOL was removed from French government formularies.

PANZYTRAT

For the fourth quarter and fiscal 2006, sales of PANZYTRAT measured in U.S. dollars declined 19.4% and 18.6%, respectively, compared to the same periods in 2005. In local currency, PANZYTRAT sales decreased 23.1% and 15.8% for the fourth quarter and fiscal 2006, respectively, compared to the same periods in fiscal 2005. This decrease is mainly due to the completion of the transfer of marketing rights in the export markets, from Abbott Laboratories (“Abbott”) to Axcan. As this process is now complete in most of the export markets, Abbott is no longer selling PANZYTRAT in these export markets, and Axcan is in the process of signing distribution agreements with new partners. Until this process is complete, Axcan will temporarily generate a lower level of PANZYTRAT sales in these export markets.

AXCAN PHARMA INC.

DELURSAN

For the fourth quarter and fiscal 2006, sales of DELURSAN measured in U.S. dollars increased 16.2% and 6.2%, respectively, compared to the same periods in 2005. In local currency, DELURSAN sales increased 10.7% and 10.0% respectively, compared to the same periods in fiscal 2005. This increase is mainly due to the enhanced focus on gastroenterology of the sales and marketing team, following the reorganization of the French operations earlier this year, and to a slightly expanding ursodiol market in France.

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Management's discussion and analysis of financial condition and results of operations

This discussion should be read in conjunction with the information contained in Axcan's Consolidated Financial Statements and the related notes thereto. All amounts are in U.S. dollars.

Overview

Axcan is a leading specialty pharmaceutical company concentrating in the field of gastroenterology, with operations in North America and Europe. Axcan markets and sells pharmaceutical products used in the treatment of a variety of gastrointestinal diseases and disorders. The Company seeks to expand its gastrointestinal franchise by  1) in-licensing products and acquiring products or companies; 2) developing additional products and expanding indications for existing products; 3) increasing sales of products it currently markets; and 4) expanding geographically. Axcan’s current products include ULTRASE, PANZYTRAT and VIOKASE for the treatment of certain gastrointestinal symptoms, related to cystic fibrosis in the case of ULTRASE and PANZYTRAT; URSO/URSO 250, URSO FORTE/URSO DS and DELURSAN for the treatment of certain cholestatic liver diseases; SALOFALK and CANASA for the treatment of certain inflammatory bowel diseases; and CARAFATE/SULCRATE for the treatment of gastric duodenal ulcers. Axcan has a number of pharmaceutical projects in all phases of development. During the fourth quarter, the Company has decided not to pursue the clinical development of ITAX for the treatment of Functional Dyspepsia because of the additional findings from the Phase III North American study which showed that ITAX did not meet its co-primary endpoints. The termination of the development of ITAX generated additional research and development expenses of $4.3 million for the quarter. These expenses were incurred to terminate certain supply agreements related to the manufacturing of the product’s active pharmaceutical ingredient. Additional costs associated with the close out of ongoing clinical trials will be recorded in the financial statements in future quarters as they are incurred.

As a result of the recent budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies, including LACTEOL, and the re-pricing of other pharmaceuticals, including TAGAMET and TRANSULOSE, according to the reference pricing guidelines set forth in the Tarif Forfaitaire de Responsabilité, management reassessed the appropriate carrying value of its French subsidiary's intangible assets with a finite life, mainly those associated with TAGAMET and TRANSULOSE. The Company's earnings for the year ended September 30, 2006 include a one-time charge, which was incurred in the second fiscal quarter, in the amount of $5.8 million, which corresponds to a write-down for the partial impairment of the carrying value of these intangible assets. This charge is equal to the excess of the carrying value of these intangible assets, including items such as trademarks and other capitalized costs associated with these products, over the estimated fair value.

In connection with a reorganization of its international operations due to the French government’s budgetary initiatives, the Company has also undertaken a reduction of its workforce in Europe. To this end, on May 2, 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. This plan, which was accepted by the employee representatives and the relevant labour unions, will allow our French organization to increase the focus of its sales and marketing activities on gastroenterologists. Prior to the reorganization, the Company’s French subsidiary also focused on sales and marketing of our products to general practitioners prescribing a high number of gastroenterology products. In connection with this reorganization, the Company recorded a one-time restructuring charge of $1.7 million in the three-month period ended June 30, 2006. The charge to earnings for the cost of the plan includes items such as transition assistance, legal fees and cash severance costs as well as other administrative charges.

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Axcan reported revenue of $72.3 million, operating income of $11.2 million and net income of $8.3 million for the three-month period ended September 30, 2006. For the year ended September 30, 2006, revenue was $292.3 million, operating income was $57.8 million and net income was $39.1 million. Revenue from sales of Axcan's products in the United States was $201.8 million (69.0% of total revenue) for the year ended September 30, 2006, compared to $159.7 million (63.5% of total revenue) for fiscal 2005. In Canada, revenue was $38.0 million (13.0% of total revenue) for the year ended September 30, 2006, compared to $34.4 million (13.7% of total revenue) for fiscal 2005. In Europe, revenue was $52.1 million (17.8% of total revenue) for the year ended September 30, 2006, compared to $57.1 million (22.7% of total revenue) for fiscal 2005.

Axcan's revenue has historically been and continues to be principally derived from sales of pharmaceutical products to large pharmaceutical wholesalers and large pharmacy chains. Axcan utilizes a "pull-through" marketing approach that is typical of pharmaceutical companies. Under this approach, Axcan's sales representatives demonstrate the features and benefits of its products to gastroenterologists who may write their patients prescriptions for Axcan's products. The patients, in turn, take the prescriptions to pharmacies to be filled. The pharmacies then place orders with the wholesalers or, in the case of large pharmacy chains, their distribution centres, to whom Axcan sells its products.

Axcan's expenses are comprised primarily of selling and administrative expenses (including marketing expenses), cost of goods sold (including royalty payments to those companies from whom Axcan licenses some of its commercialized products), research and development expenses as well as depreciation and amortization.

Axcan's annual and quarterly operating revenues are primarily affected by three factors: the level of acceptance of Axcan's products by gastroenterologists and their patients; the ability of Axcan to convince practitioners to use Axcan’s products for approved indications; and wholesaler buying patterns.

Historically, wholesalers’ business models in the U.S. were dependent on drug price inflation. Their profitability and gross margins were directly tied to the speculative purchasing of pharmaceutical products at pre-increase prices, and the selling of their product inventory to their customers at the increased price.  This inventory price arbitrage accounted for a predominant portion of compensation of wholesalers for their distribution services and had a dramatic effect on wholesaler buying patterns as they invested in inventories in anticipation of generating higher gross margins from manufacturer price increases. More recently, pharmaceutical manufacturers have not been increasing drug prices as frequently, and the percentage increases have been lower.  For these and other reasons, some wholesalers have changed their business model to a fee-for-service arrangement where manufacturers pay wholesalers a fee for inventory management and other services. These fees typically are a percentage of the wholesaler’s purchases from the manufacturer or a fixed charge per piece or per unit.  The fee-for-service approach results in wholesalers’ compensation being more stable, and volume-based as opposed to price-increase based.

As a result of the move to a fee-for-service business model, many wholesalers are no longer investing in inventory ahead of anticipated price increases and are reducing their inventories from their historical levels. Under the new model, the consequence of manufacturers using wholesalers is that they now realize the benefit of price increases more rapidly in return for paying wholesalers for the services they provide, on a fee-for-service basis. This change in wholesaler’s business model affected Axcan’s revenue since fiscal 2005, and the resulting distribution services agreement (“DSA”) fees, for the year ended September 30, 2006, were deducted from gross sales. In the fourth quarter ended September 30, 2006, the company chose to adopt the classification of these fees as a deduction from sales in accordance with industry practice. In previous quarters, these fees were included in selling and administrative expenses. Fees associated with these agreements incurred in the year ended

AXCAN PHARMA INC.

September 30, 2005, were not material.

Most importantly, the level of patient and physician acceptance of Axcan's products, as well as the availability of similar therapies, which may be less effective but also less expensive than some of Axcan's products, impact Axcan's revenues by driving the level and timing of prescriptions for its products.

Critical Accounting Policies

Axcan’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”), applied on a consistent basis. Axcan’s critical accounting policies include the use of estimates, revenue recognition, the recording of research and development expenses and the determination of the useful lives or fair value of goodwill and intangible assets. Some of Axcan’s critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. However, a change in the facts and circumstances of an underlying transaction could significantly change the application of Axcan’s accounting policies to that transaction, which could have an effect on our financial statements. Discussed below are those policies that management believes are critical and require the use of complex judgment in their application.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of financial statements and the disclosure of recognized amounts of revenues and expenses during the year. Significant estimates and assumptions made by management include the allowance for accounts receivable and inventories, reserves for product returns, rebates, chargebacks and DSA fees, the classification of intangible assets between finite and indefinite life, useful lives of long-lived assets, the expected cash flows used in evaluating long-lived assets, goodwill and investments for impairment, contingency provisions, the establishment of worldwide provision for income taxes and other accrued charges. These estimates are made using historical and other information available to management. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates based upon future events, which could include, among other risks, changes in regulations governing the manner in which we sell our products, changes in health care environment and managed care consumption patterns.

Revenue Recognition

Revenue is recognized when the product is shipped to the Company’s customer, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Provisions for sales discounts and estimates for chargebacks, managed care and Medicaid rebates, product returns and DSA fees are established as a reduction of product sales revenues at the time such revenues are recognized. These revenue reductions are based on management’s best estimates at the time of sale which is based on historical experience adjusted to reflect known changes in the factors that impact such reserves. These revenue reductions are generally reflected as an addition to accrued expenses.

We do not provide any form of price protection to our wholesale customers and permit product returns only if the product is returned within 12 months of expiration. Credit for returns is issued to the original purchaser at current net pricing less 10%. Accrued liabilities include reserves of $7.8 million and $7.5 million as of September 30, 2006, and September 30, 2005, respectively for estimated product returns.

In the United States, we establish and maintain reserves for amounts payable by us to managed

AXCAN PHARMA INC.

care organizations and state Medicaid programs for the reimbursement of portions of the retail price of prescriptions filled that are covered by these programs. The Company establishes and maintains reserves for amounts payable by us to wholesale distributors for the difference between their regular sale price and the contract price for the products sold to our contract customers. The amounts are recognized as revenue reductions at the time of sale based on our best estimate of the product’s utilization by these managed care and state Medicaid patients and sales to our contract customers, using historical experience adjusted to reflect known changes in the factors that impact such reserves. Accrued liabilities include reserves of $12.0 million and $4.8 million as of September 30, 2006, and September 30, 2005, respectively, for estimated rebates and chargebacks.

During the second quarter, the reserve for product returns decreased by $1.6 million, and the reserves for chargebacks and contract rebates increased by $4.4 million as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on industry best practices as well as additional information that was not available to the Company in prior periods. The remaining increases in reserves for products returns and estimated rebates and chargebacks are due to the increase in revenue.

If the levels of chargebacks, fees paid pursuant to DSAs, managed care and Medicaid rebates, product returns and discounts fluctuate significantly and/or if our estimates do not adequately reserve for these reductions of net product revenues, our reported revenue could be negatively affected.

Goodwill and Intangible Assets

In the past, the Company acquired products and businesses that include goodwill, trademarks, license agreements and other identifiable intangible assets. Axcan’s goodwill and intangible assets are stated at cost, less accumulated amortization. Since October 1, 2001, the Company no longer amortizes goodwill and intangible assets with an indefinite life. However, management assesses the impairment of goodwill and intangible assets at least annually and whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, by comparing the carrying value of the unamortized portion of goodwill and intangible assets to the future benefits of the Company’s activities, expected sales of pharmaceutical products or the estimated market value of the business associated with these assets. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized, for the current year. To date, Axcan has not recognized any significant impairment in value on goodwill and intangible assets with an indefinite life.

Intangible assets with a finite life are amortized over their estimated useful lives according to the straight-line method at annual rates varying from 4% to 15%. The straight-line method of amortization is used because it reflects, in the opinion of management, the pattern in which the intangible assets with a finite life are used. In determining the useful life of intangible assets, the Company considers many factors including the intention of management to support the asset on a long-term basis by maintaining the level of expenditure necessary to support the asset, the use of the asset, the existence and expiration date of a patent, the existence of a generic or competitor version of the product and any legal or regulatory provisions that could limit the use of the asset. Axcan had not recognized any significant impairment in value of intangible assets with a finite life prior to the three-month period ended March 31, 2006, during which Axcan recognized a write-down of $5.8 million on a French product line including TAGAMET and TRANSULOSE, following budgetary initiatives implemented by the French government which adversely affected the estimated future sales of these products.

As a result of acquisitions of product rights and other identifiable intangible assets, we included $375.7 million and $388.9 million as net intangible assets on our consolidated balance sheets as of September 30, 2006, and September 30, 2005, respectively. Acquisitions of intangible assets for the year ended September 30, 2006, include $4.5 million for the final milestone payment due

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in connection with the purchase of the rights of PHOTOFRIN. Estimated annual amortization expense for intangible assets with a finite life, which have a weighted average remaining amortization period of approximately 17 years, for the next five fiscal years, is approximately $17.2 million.

Also as a result of acquisitions, we included $27.5 million of goodwill on our consolidated balance sheets as of September 30, 2006, and September 30, 2005.

Research and Development Expenses

Research and development expenses are charged to operations in the year they are incurred. Acquired in-process research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are acquired from others for a particular research and development project, with no alternative use, is written off at the time of acquisition.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of revenue represented by items in Axcan’s consolidated statements of operations:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
	2006	2005	2006	2005
	%	%	%	%
Revenue	100.0	100.0	100.0	100.0

Cost of goods sold(a)	25.3	27.3	24.9	28.5
Selling and administrative expenses(a)	29.8	31.5	31.9	34.2
Research and development expenses(a)	21.2	12.2	13.6	12.7
Depreciation and amortization	8.2	8.2	7.8	8.6
Partial write-down of intangible assets	-	-	2.0	-
	84.5	79.2	80.2	84.0
Operating income	15.5	20.8	19.8	16.0
Financial expenses	2.4	2.8	2.4	2.8
Interest income	(2.9)	(1.0)	(1.9)	(0.5)
Loss (gain) on foreign exchange	(0.6)	0.2	(0.4)	(0.1)
	1.1	2.0	0.1	2.2
Income before income taxes	16.6	18.8	19.7	13.8
Income taxes	5.2	5.1	6.3	3.3
Net income	11.4	13.7	13.4	10.5

(a) Exclusive of depreciation and amortization

Revenue

For the three-month period ended September 30, 2006, revenue was $72.3 million compared to $67.0 million for the corresponding period of the preceding fiscal year, an increase of 7.9%. For the year ended September 30, 2006, revenue was $292.3 million compared to $251.3 million for the preceding fiscal year, an increase of 16.3%. These increases in revenue primarily resulted from higher sales in the United States. The end-customer prescription demand resulted in positive growth for most of our products sold in the United States, which was reflected in sales to our major wholesalers. Although sales have increased, major wholesalers in the United States reduced their average inventory levels in fiscal 2005 to a

AXCAN PHARMA INC.

range of between 8 to 12 weeks. During fiscal 2006, wholesalers maintained inventory at the lower end of this estimated range.

Revenue is stated net of deductions for product returns, chargebacks, contract rebates, discounts, DSA fees and other allowances of $16.3 million (18.5% of gross revenue) for the three-month period ended September 30, 2006, and $10.9 million (14.0% of gross revenue) for the three-month period ended September 30, 2005. Deductions for product returns, chargebacks, contract rebates, discounts, DSA fees and other allowances were $58.6 million (16.7% of gross revenue) for the year ended September 30, 2006, and $39.4 million (13.6% of gross revenue) for the year ended September 30, 2005. This increase of total deductions as a percentage of gross revenue is primarily due to an increase in chargebacks, contract rebates reserves and DSA fees. During the second quarter of fiscal 2006, the reserve for chargebacks and contract rebates was increased as a result of a refinement in the method used in the calculation for such reserves. The refinement was implemented based on best industry practices as well as additional information that was not available to the Company in prior periods. The increase is also due to the DSA fees resulting from the change of some wholesalers to a fee-for-service business model for the year ended September 30, 2006.

Cost of goods sold

Cost of goods sold consists principally of the costs of raw materials, royalties and manufacturing costs. Axcan outsources most of its manufacturing requirements. For the three-month period ended September 30, 2006, cost of goods sold remained stable at $18.3 million compared to the corresponding period of the preceding fiscal year. As a percentage of revenue, cost of goods sold for the three-month period ended September 30, 2006 decreased as compared to the corresponding period of the preceding fiscal year from 27.3% to 25.3%. For the year ended September 30, 2006, cost of goods sold increased $1.3 million (1.8%) to $72.8 million from $71.5 million for the preceding fiscal year. As a percentage of revenue, cost of goods sold for the year ended September 30, 2006 decreased as compared to the preceding fiscal year from 28.5% to 24.9%. These decreases in the cost of goods sold as a percentage of revenue were due mainly to the increases in sales of products with a higher margin and the fact that cost of goods sold for the year ended September 30, 2005 included $4.7 million related to the write-down of inventory of finished goods for one product line sold in the United States.

Selling and administrative expenses

Selling and administrative expenses consist principally of salaries and other costs associated with Axcan's sales force and marketing activities. Selling and administrative expenses increased $0.4 million (1.9%) to $21.5 million for the three-month period ended September 30, 2006, from $21.1 million for the corresponding period of the preceding fiscal year. For the year ended September 30, 2006, selling and administrative expenses increased $7.3 million (8.5%) to $93.3 million from $86.0 million for the preceding fiscal year.

The increase for the year ended September 30, 2006 is net of a reduction in expenses of $2.9 million following the reversal of a pending legal settlements accrual during the second quarter of fiscal 2006. The Company’s subsidiary Axcan Scandipharm Inc. (“Axcan Scandipharm”) had been named, along with other third parties, as a defendant in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line’s manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. The parties agreed to settle their dispute through binding arbitration. The Company accrued $2.9 million to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company reassessed its exposure, and the accrual for these claims was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by $2.9 million for the year ended September 30, 2006.

AXCAN PHARMA INC.

The adoption of the new accounting rule concerning the compensation cost for share based awards resulted in an increase in selling and administrative expenses of $0.7 million (3.2%) for the three-month period ended September 30, 2006 and $3.0 million (3.5%) for the year ended September 30, 2006. These increases are also due to consulting fees for regulatory compliance related to Sarbanes-Oxley, incremental marketing expenses in preparation of new products launches and additional marketing efforts on our current products. The increase for the year ended September 30, 2006, is also due to the Company’s French subsidiary’s restructuring charge of $1.7 million in the third quarter.

Research and development expenses

Research and development expenses consist principally of fees paid to outside parties that Axcan uses to conduct clinical studies and to submit governmental approval applications on its behalf as well as the salaries and benefits paid to its personnel involved in research and development projects. Research and development expenses increased $7.1 million (86.6%) to $15.3 million for the three-month period ended September 30, 2006, from $8.2 million for the corresponding period of the preceding fiscal year. For the year ended September 30, 2006, research and development expenses increased $7.9 million (24.8%) to $39.8 million from $31.9 million for the preceding fiscal year. This increase was mainly due to the termination of the development of ITAX for the treatment of Functional Dyspepsia which generated additional research and development expenses of $4.3 million for the quarter. These expenses were incurred to terminate certain supply agreements related to the manufacturing of the product’s active pharmaceutical ingredient. Additional costs associated with the close out of ongoing clinical trials will be recorded in the financial statements in future quarters as they are incurred. In addition, the Company incurred during the quarter $1.5 million in up-front licensing fees associated with a co-development agreement signed with AGI Therapeutics for the development of AGI-010, a compound for the treatment of gastro-esophageal reflux disease (“GERD”) and nocturnal acid breakthrough.

Depreciation and amortization

Depreciation and amortization consists principally of the amortization of intangible assets with a finite life. Intangible assets include trademarks, trademark licenses and manufacturing rights. Depreciation and amortization increased $0.4 million (7.3%) to $5.9 million for the three-month period ended September 30, 2006, from $5.5 million for the corresponding period of the preceding fiscal year. For the year ended September 30, 2006, depreciation and amortization increased $1.3 million (6.0%) to $22.8 million from $21.5 million for the preceding fiscal year. These increases are mainly due to the amortization of LACTEOL and ADEKs which were reclassified from intangible assets with an indefinite life to intangible assets with a finite life on October 1, 2005.

Partial write-down of intangible assets

As a result of budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and the re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets. During the three-month period ended March 31, 2006, a partial write-down of $5.8 million was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products, totalling $18.7 million prior to the write-down, exceeded their estimated fair value as management expects a negative effect on TAGAMET and TRANSULOSE future sales.

Financial expenses

Financial expenses consist principally of interest and fees paid in connection with money borrowed for acquisitions. Financial expenses decreased $0.1 million (5.6%) to $1.7 million for the three-month period ended September 30, 2006, from $1.8 million for the corresponding

AXCAN PHARMA INC.

period of the preceding fiscal year. For the year ended September 30, 2006, financial expenses decreased $0.1 million (1.4%) to $7.0 million from $7.1 million for the preceding fiscal year.

Income taxes

Income taxes amounted to $3.8 million for the three-month period ended September 30, 2006, compared to $3.4 million for the corresponding period of the preceding fiscal year. The effective tax rates were 31.2% for the three-month period ended September 30, 2006 and 27.2% for the three-month period ended September 30, 2005. For the year ended September 30, 2006, income taxes amounted to $18.3 million compared to $8.4 million for the preceding fiscal year. The effective tax rates were 31.8% for the year ended September 30, 2006 and 24.1% for the year ended September 30, 2005. These increases in effective tax rate are due in part to the fact that a greater part of our taxable income came from the United States where the income tax rate is higher. The increase in effective tax rate, for the year ended September 30, 2006, is also due to the amount of the research and development tax credits deducted from the income taxes expense amounting to $2.5 million or 4.4 percentage points of the effective tax rate, compared to $2.6 million or 7.6 percentage points of the effective tax rate for the preceding fiscal year.

The Company is currently being audited by Canada Revenue Agency, mainly on transfer pricing issues, for fiscal year 2002 to fiscal year 2004. The Company has estimated that, based on discussions held with Canada Revenue Agency relative to this audit and on the information currently at hand, its current estimate of tax provision is reasonable. In the event that it becomes probable that there will be an unfavourable outcome to the audit and the Company can reasonably estimate the assessment that may be levied, then the Company will record a charge for the estimated assessment.

The income tax expense (in thousands of dollars) and corresponding tax rate are summarized in the following tables:

Income tax expense	For the three-month periods		For the years
	ended September 30		ended September 30
	2006	2005	2006	2005
	$	$	$	$
Income tax	4,412	4,191	20,813	11,032
Research and development tax credits	(662)	(768)	(2,547)	(2,619)
Income tax expense	3,750	3,423	18,266	8,413

Income tax rate	For the three-month periods		For the years
	ended September 30		ended September 30
	2006	2005	2006	2005
	%	%	%	%
Income tax	36.7	33.3	36.2	31.7
Research and development tax credits	(5.5)	(6.1)	(4.4)	(7.6)
Effective tax rate	31.2	27.2	31.8	24.1

Net income

Net income was $8.3 million or $0.18 of basic income per share and $0.17 of diluted income per share for the three-month period ended September 30, 2006, compared to $9.1 million or $0.20 of basic income per share and $0.19 of diluted income per share for the corresponding period of

AXCAN PHARMA INC.

the preceding year. Net income for the three-month period ended September 30, 2006 takes into account the expensing of stock-based compensation which amounted to $0.8 million. Had stock-based compensation been recorded in the prior year, the impact on net income for the three-month period ended September 30, 2005 would have been $1.1 million or $0.02 of basic and diluted income per share, thus reducing net income to $8.1 million or $0.18 of basic income per share and $0.17 of diluted income per share. The change in net income for the three-month period ended September 30, 2006 resulted mainly from an increase in revenue of $5.3 million and an increase in interest income of $1.4 million, which was offset by a $8.0 million increase in operating expenses related primarily to the close out of the ITAX program and an increase in income taxes of $0.4 million. The weighted average number of common shares outstanding used to establish the basic per share amounts increased from 45.7 million for the three-month period ended September 30, 2005 to 45.8 million for the three-month period ended September 30, 2006, following the exercise of options previously granted pursuant to Axcan’s stock option plans. The weighted average number of common shares used to establish the diluted per share amounts remained stable at 55.0 million for the three-month periods ended September 30, 2005 and 2006.

Net income was $39.1 million or $0.86 of basic income per share and $0.79 of diluted income per share, for the year ended September 30, 2006, compared to $26.4 million or $0.58 of basic income per share and $0.56 of diluted income per share for the preceding year. Net income for the year ended September 30, 2006 takes into account the expensing of stock-based compensation which amounted to $3.6 million. Had stock-based compensation been recorded in the prior year, the impact on net income for the year ended September 30, 2005 would have been $4.3 million or $0.09 of basic income per share and $0.08 of diluted income per share, thus reducing net income to $22.2 million or $0.49 of basic income per share and $0.48 of diluted income per share. The change in net income for the year ended September 30, 2006 resulted mainly from an increase in revenue of $41.0 million and an increase in interest income of $4.2 million, which was offset partly by a $23.6 million increase in operating expenses and an increase in income taxes of $9.9 million.

Canadian GAAP

The differences (in thousands of dollars) between U.S. and Canadian GAAP, which affected net income for the periods ended September 30, 2006 and 2005, are summarized in the following table:

	For the three-month periods ended September 30,		For the years ended September 30,
	2006	2005	2006	2005
	$	$	$	$

Net income in accordance with U.S. GAAP	8,272	9,149	39,119	26,425
Write-off of an intangible asset	(12,000)	-	(12,000)	-
Implicit interest on convertible notes	(1,316)	(1,205)	(5,064)	(4,631)
Stock-based compensation expense	-	(1,063)	-	(4,590)
Amortization of new product acquisition costs	(13)	(14)	(54)	(54)
Income tax impact of the above adjustments	1,393	7	1,002	338
Net earnings (loss) in accordance with Canadian GAAP	(3,666)	6,874	23,003	17,488

On March 5, 2003, the Company closed an offering of $125.0 million aggregate principal amount of 4.25% convertible subordinated notes due April 15, 2008. As a result of the terms of the notes, under Canadian GAAP, an amount of $24.2 million was included in shareholders’ equity as the equity component of the convertible debt and an amount of $100.8 million was included in long-term debt, as the liability component of the convertible notes. For the year ended September 30, 2006, implicit interest in the amount of $5.1 million ($4.6 million in 2005) was accounted for and added to the liability component.

Under Canadian GAAP, the effect of stock-based compensation has been accounted for

AXCAN PHARMA INC.

using the fair value method since October 1, 2004. Under U.S. GAAP, the effect of stock-based compensation has been accounted for using the fair value method since October 1, 2005.

Under Canadian GAAP, research and development expenses are stated net of related tax credits which generally constitute between 5% and 10% of the aggregate amount of such expenses. Under U.S. GAAP, these tax credits are applied against income taxes.

Under U.S. GAAP, acquired in-process research is included in operations as at the date of acquisition as no alternative future use is established. Under Canadian GAAP, the acquired in-process research is deferred as intangible assets and amortized from the date of commencement of commercial production or written-off if the research project for which it was acquired is terminated.

Liquidity and capital resources

Axcan's cash, cash equivalents and short-term investments increased $75.4 million (77.3%) to $173.0 million at September 30, 2006 from $97.6 million at September 30, 2005. As of September 30, 2006, working capital was $197.8 million, compared to $132.0 million at September 30, 2005, an increase of $65.8 million (49.8%). These increases were mainly due to the cash flows from operating activities of $84.3 million for the year ended September 30, 2006.

Including cash, cash equivalents and short term investments at September 30, 2006, and the line of credit described below, Axcan had up to $298.0 million of cash available.

Total assets increased $54.4 million (8.5%) to $695.8 million as of September 30, 2006 from $641.4 million as of September 30, 2005. Shareholders’ equity increased $49.8 million (11.9%) to $467.4 million as of September 30, 2006 from $417.6 million as of September 30, 2005.

Historically, Axcan has financed research and development, operations, acquisitions, milestone payments and investments out of the proceeds of public and private sales of its equity and convertible debt, cash flows from operating activities, and loans from joint venture partners and financial institutions. Since it went public in Canada in December 1995, Axcan has raised approximately $243.0 million from sales of its equity and $125.0 million from sales of convertible notes. Furthermore, Axcan has borrowed and since repaid funds from financial institutions to finance the acquisition of Axcan Scandipharm Inc. and from Schwarz Pharma Inc., a former joint venture partner, to finance the acquisition of URSO.

Axcan's research and development expenses totaled $31.9 million for fiscal 2005 and $39.8 million for fiscal 2006. Axcan believes that its cash, cash equivalents and short-term investments, together with funds provided by operations, will be sufficient to meet its operating cash requirements, including the development of products through research and development activities, capital expenditures and repayment of its debt. Axcan believes that regulatory approvals of future products and extension of product indications, stemming from its research and development efforts, will significantly contribute to an increase in funds provided by operations. However, Axcan regularly reviews product and other acquisition opportunities and may therefore require additional debt or equity financing. Axcan cannot be certain that such additional financing, if required, will be available on acceptable terms, or at all.

Line of credit

The Company has a credit facility with a banking syndicate. The credit facility consists of a $125.0 million 364-day extendible revolving facility with a two-year term-out option maturing on September 20, 2009.

The credit facility is secured by a first priority security interest on all present and future acquired assets of the Company and its material subsidiaries, and provides for the maintenance of certain financial ratios. Among the restrictions imposed by the credit facility is a covenant limiting cash dividends, share repurchases (other than redeemable shares issued in connection with a

AXCAN PHARMA INC.

permitted acquisition) and similar distributions to shareholders to 10% of the Company’s net income for the preceding fiscal year. As of September 30, 2006, Axcan was in compliance with all covenants under the credit facility.

The interest rate varies, depending on the Company’s leverage, between 25 basis points and 100 basis points over the Canadian prime rate or U.S. base rate, and between 125 basis points and 200 basis points over the LIBOR rate or bankers’ acceptances. The line of credit also provides for a stand-by fee of between 25 and 37.5 basis points. The credit facility may be drawn in U.S. dollars, in Canadian dollars or Euro equivalents. As of September 30, 2006, there was no amount outstanding under this credit facility.

Convertible subordinated notes and other long-term debt

Long-term debt, including instalments due within one year, totalled $126.2 million as of September 30, 2006 compared to $127.8 million as of September 30, 2005. As of September 30, 2006, the long-term debt included $1.2 million of obligations under capital leases and the $125.0 million 4.25% convertible subordinated notes due 2008, which were issued on March 5, 2003.

The notes are convertible into 8,924,113 common shares during any quarterly conversion period if the closing price per share for at least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The notes are also convertible during the five business-day period following any 10 consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. The noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the Company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

Cash Flows

Cash flows provided by operating activities decreased $0.2 million from $22.7 million for the quarter ended September 30, 2005 to $22.5 million for the quarter ended September 30, 2006. Cash flows provided by operating activities increased $16.6 million from $67.7 million for the year ended September 30, 2005 to $84.3 million for the year ended September 30, 2006. This increase is mainly due to the increase in net income of $18.5 million before partial write-down of intangible assets. Cash flows used by financing activities were $0.4 million for the three-month period ended September 30, 2006. Cash flows used by investing activities for the three-month period ended September 30, 2006 were $59.7 million mainly due to the net acquisition of short-term investments of $57.4 million and the cash used for the acquisition of property, plant and equipment and intangible assets for $2.3 million. Cash flows used by investing activities for the year ended September 30, 2006 were $108.1 million mainly due to the net acquisition of short-term investments of $99.5 million and the cash used for the acquisition of property, plant and equipment and intangible assets for $8.6 million. Cash flows used by investing activities for the year ended September 30, 2005 were $8.1 million mainly due to the net acquisition of short-term investments of $1.7 million plus the cash used for the acquisition of property, plant and equipment for $6.3 million.

Off-Balance Sheet Arrangements

Axcan does not have any transactions, arrangements and other relationships with unconsolidated entities that are likely to affect its operating results, its liquidity or capital resources. Axcan has no special purpose or limited purpose entities that provide off-balance sheet financing, liquidity or market or credit risk support, engage in leasing, hedging, research and development services, or other relationships that expose the Company to liability that is not reflected on the face of the

AXCAN PHARMA INC.

consolidated financial statements.

Contractual Obligations

The following table summarizes Axcan’s significant contractual obligations (in thousands of dollars) as of September 30, 2006 and the effect such obligations are expected to have on our liquidity and cash flows in future years. This table includes our convertible subordinated notes discussed above and excludes amounts already recorded on the balance sheet as current liabilities at September 30, 2006 or certain other purchase obligations as discussed below:

	For the years ending September 30,
	2007	2008	2009	2010	2011 and thereafter
	$	$	$	$	$
Long-term debt	681	125,257	108	–	–
Operating leases	2,100	1,144	305	66	47
Other commitments	2,590	1,580	993	655	474
	5,371	128,181	1,406	721	521

Purchase orders for raw materials, finished goods and other goods and services are not included in the above table. Management is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Axcan’s purchase orders are based on current needs and are fulfilled by our vendors with relatively short timetables. The Company does not have significant agreements for the purchase of raw materials or finished goods specifying minimum quantities or set prices that exceed its short-term expected requirements. Axcan also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty, except for an agreement for information technology support services and a sales management services contract included in the above table. As milestone payments are primarily contingent on receiving regulatory approval for products under development, they do not have defined maturities.

The expected timing of payment of the contractual obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, or for some obligations, changes to agreed-upon amounts.

Effect of recently issued U.S. accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using APB No. 25, “Accounting for Stock Issued to Employees”, and generally requires instead that such transactions be accounted for using a fair value-based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously, such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach. The adoption resulted in an increase in compensation cost of $3.6 million for the year ended September 30, 2006.

Earnings coverage

AXCAN PHARMA INC.

Under U.S. GAAP, for the twelve-month period ended September 30, 2006, our interest requirements amounted to $6.1 million on a pro-forma basis and our earnings coverage ratio, defined as the ratio of earnings before interest and income taxes to pro-forma interest requirements, was 10.40 to one.

Under Canadian GAAP, for the twelve-month period ended September 30, 2006, our interest requirements amounted to $11.6 million on a pro-forma basis, and our earnings coverage ratio was 4.62 to one. The principal difference between the earnings coverage ratios under Canadian GAAP and U.S. GAAP is attributable to the inclusion of implicit interest of $5.5 million as required by Canadian GAAP.

Risk Factors

Axcan is exposed to financial market risks, including changes in foreign currency exchange rates and interest rates. Axcan does not use derivative financial instruments for speculative or trading purposes. Axcan does not use off-balance sheet financing or similar special purpose entities. Inflation has not had a significant impact on Axcan’s results of operations. Risks other than those described below can be found in “Part III - Business of Axcan“ of the Company’s Annual Information Form.

Foreign Currency Risk

Axcan operates internationally; however, a substantial portion of the revenue and expense activities and capital expenditures are transacted in U.S. dollars. Axcan's exposure to exchange rate fluctuation is reduced because, in general, Axcan's revenues denominated in currencies other than the U.S. dollar are matched by a corresponding amount of costs denominated in the same currency. Axcan expects this matching to continue.

Interest Rate Risk

The primary objective of Axcan’s investment policy is the protection of capital. Accordingly, investments are made in high-grade government and corporate securities with varying maturities, but typically, less than 180 days. Therefore, Axcan does not have a material exposure to interest rate risk, and a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position or cash flows. Axcan is exposed to interest rate risk on borrowings under the credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers’ acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on Axcan’s consolidated results of operations, financial position, or cash flows.

Supply and Manufacture

Axcan depends on third parties for the supply of active ingredients and for the manufacture of the majority of its products. Although Axcan looks to secure alternative suppliers, Axcan may not be able to obtain the active ingredients or products from such third parties, the active ingredients or products may not comply with specifications, or the prices at which Axcan purchases them may increase and Axcan may not be able to locate alternative sources of supply in a reasonable time period, or at all. If any of these events occur, Axcan may not be able to continue to market certain of its products, and its sales and profitability would be adversely affected.

Volatility of Share Prices

The market price of Axcan’s shares is subject to volatility. Deviations in actual financial or scientific results, as compared to expectations of securities analysts who follow our activities, can have a significant effect on the trading price of Axcan’s shares.

AXCAN PHARMA INC.

Other

The Company does not believe that unfavorable decisions in any possible procedures related to any future tax assessment or any amount it might be required to pay will have a material adverse effect on the Company’s financial position, cash flows or overall trends in results of operations. There is the possibility of a material adverse impact on the results of operations of the period in which the matter is ultimately resolved, if it is resolved unfavourably, or in the period in which an unfavourable outcome becomes probable and reasonably estimable.

Forward-looking Statements

This document contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent that any statements in this document contain information that is not historical, the statements are essentially forward-looking and are often identified by words such as “anticipate”, “expect”, “estimate”, “intend”, “project”, “plan” and “believe”. These forward-looking statements include, but are not limited to, the expected sales growth of the Company’s products and the expected increase in funds from operations resulting from the Company’s research and development expenditures. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including but not limited to the successful and timely completion of clinical studies, the difficulty of predicting FDA or other regulatory approvals, the commercialization of a drug or therapy after regulatory approval is received, the difficulty of predicting acceptance and demand for pharmaceutical products, the impact of competitive products and pricing, costs associated with new product development and launch, the availability of raw materials, the protection of our intellectual property, fluctuations in our operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Canadian Securities Commissions. The reader is cautioned not to rely on these forward looking statements. The Company disclaims any obligation to update these forward-looking statements.

This MD&A has been prepared as of November 29, 2006. Additional information on the Company is available through regular filing of press releases, quarterly financial statements and the Annual Information Form on the SEDAR website.

On behalf of Management,

(signed)

Steve Gannon

Senior Vice President, Finance and Chief Financial Officer

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Consolidated Balance Sheets

(in thousands of U.S. dollars, except share related data)

	September 30,	September 30,
	2006	2005
	(unaudited)
	$	$
Assets

Current assets
Cash and cash equivalents	55,830	79,969
Short-term investments, available for sale	117,151	17,619
Accounts receivable, net	30,939	37,587
Income taxes receivable	8,987	8,351
Inventories (Note 3)	37,349	36,016
Prepaid expenses and deposits	3,699	1,771
Deferred income taxes	8,423	9,044
Total current assets	262,378	190,357

Property, plant and equipment, net	28,817	31,673
Intangible assets, net (Note 4)	375,680	388,921
Goodwill, net	27,467	27,467
Deferred debt issue expenses, net	1,475	2,577
Deferred income taxes	—	412
Total assets	695,817	641,407

Liabilities

Current liabilities
Accounts payable and accrued liabilities	60,733	52,990
Income taxes payable	2,099	3,247
Instalments on long-term debt	681	1,497
Deferred income taxes	1,104	602
Total current liabilities	64,617	58,336

Long-term debt	125,565	126,332
Deferred income taxes	38,211	39,135
Total liabilities	228,393	223,803

Shareholders’ Equity
Capital stock
Preferred shares, without par value; unlimited shares authorized: no shares issued	—	—
Series A preferred shares, without par value; shares authorized: 14,175,000; no shares issued	—	—
Series B preferred shares, without par value; shares authorized: 12,000,000; no shares issued	—	—
Common shares, without par value; unlimited shares authorized: 45,800,581 issued and outstanding as at September 30, 2006 and 45,682,175 as at September 30, 2005	262,786	261,714
Retained earnings	177,906	138,787
Additional paid-in capital	4,967	1,329
Accumulated other comprehensive income	21,765	15,774
Total shareholders’ equity	467,424	417,604
Total liabilities and shareholders’ equity	695,817	641,407

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Consolidated Shareholders’ Equity and Comprehensive Income

(in thousands of U.S. dollars, except share related data)

(unaudited)

	For the three-month period ended September 30, 2006	For the three-month period ended September 30, 2005	For the year ended September 30, 2006	For the year ended September 30, 2005
Common shares (number)
Balance, beginning of period	45,780,290	45,674,674	45,682,175	45,562,336
Shares issued pursuant to the stock option plans for cash	20,291	7,501	118,406	119,839
Balance, end of period	45,800,581	45,682,175	45,800,581	45,682,175

	$	$	$	$
Common shares
Balance, beginning of period	262,594	261,531	261,714	260,643
Shares issued pursuant to the stock option plans for cash	192	183	1,072	1,071
Balance, end of period	262,786	261,714	262,786	261,714

Retained earnings
Balance, beginning of period	169,634	129,638	138,787	112,362
Net income	8,272	9,149	39,119	26,425
Balance, end of period	177,906	138,787	177,906	138,787

Additional paid-in capital
Balance, beginning of period	4,128	1,329	1,329	—
Stock-based compensation expense	812	—	3,554	—
Income tax deductions on stock options exercise	27	—	84	1,329
Balance, end of period	4,967	1,329	4,967	1,329

Accumulated other comprehensive income
Balance, beginning of period	22,576	16,003	15,774	19,071
Foreign currency translation adjustments	(811)	(229)	5,991	(3,297)
Balance, end of period	21,765	15,774	21,765	15,774
Total shareholders’ equity	467,424	417,604	467,424	417,604

Comprehensive income
Foreign currency translation adjustments	(811)	(229)	5,991	(3,297)
Net income	8,272	9,149	39,119	26,425
Total comprehensive income	7,461	8,920	45,110	23,128

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Cash Flows
(in thousands of U.S. dollars)
(unaudited)
	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
Operating activities	$	$	$	$
Net income	8,272	9,149	39,119	26,425
Non-cash items
Amortization of deferred debt issue expenses	281	275	1,117	1,100
Other depreciation and amortization	5,922	5,492	22,823	21,532
Partial write-down of intangible assets	-	-	5,800	-
Loss on disposal and write-down of equipment	1,064	-	1,064	-
Stock-based compensation expense	812	-	3,554	-
Foreign currency fluctuation	(954)	222	(739)	(84)
Deferred income taxes	551	769	516	(3,261)
Changes in working capital items
Accounts receivable	(1,351)	2,158	7,338	8,648
Income taxes receivable	991	(1,318)	(260)	1,610
Inventories	4,051	923	(402)	1,490
Prepaid expenses and deposits	667	1,646	(1,812)	1,861
Accounts payable and accrued liabilities	6,068	1,766	7,263	4,429
Income taxes payable	(3,918)	1,596	(1,047)	3,995
Cash flows from operating activities	22,456	22,678	84,334	67,745

Investing activities
Acquisition of short-term investments	(68,046)	(6,950)	(117,151)	(14,519)
Disposal of short-term investments	10,622	-	17,619	12,822
Acquisition of property, plant and equipment	(2,269)	(1,182)	(4,038)	(6,330)
Acquisition of intangible assets	(40)	(7)	(4,569)	(51)
Cash flows from investing activities	(59,733)	(8,139)	(108,139)	(8,078)

Financing activities
Long-term debt	634	-	634	-
Repayment of long-term debt	(1,193)	(457)	(2,322)	(1,857)
Deferred debt issue expenses	-	-	-	(589)
Issue of shares	192	183	1,072	1,071
Cash flows from financing activities	(367)	(274)	(616)	(1,375)
Foreign exchange gain (loss) on cash
held in foreign currencies	(27)	37	282	(302)
Net increase (decrease) in cash
and cash equivalents	(37,671)	14,302	(24,139)	57,990
Cash and cash equivalents, beginning of period	93,501	65,667	79,969	21,979

Cash and cash equivalents, end of period	55,830	79,969	55,830	79,969

Additional information
Interest received	1,290	562	4,562	1,256
Interest paid	24	41	5,416	5,626
Income taxes paid	6,766	2,815	19,568	6,984

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

AXCAN PHARMA INC.
Consolidated Operations
(in thousands of U.S. dollars, except share related data)
(unaudited)
	For the	For the
	three-month	three-month	Forthe	For the
	period ended	period ended	year ended	year ended
	September30,	September30,	September30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

Revenue	72,251	66,987	292,317	251,343

Cost of goods sold (a)	18,261	18,299	72,772	71,534
Selling and administrative expenses (a)	21,548	21,068	93,338	85,997
Research and development expenses (a)	15,347	8,206	39,789	31,855
Depreciation and amortization	5,922	5,492	22,823	21,532
Partial write-down of intangible assets	-	-	5,800	-
	61,078	53,065	234,522	210,918

Operating income	11,173	13,922	57,795	40,425

Financial expenses	1,729	1,847	6,988	7,140
Interest income	(2,131)	(659)	(5,468)	(1,340)
Loss (gain) on foreign currency	(447)	162	(1,110)	(213)
	(849)	1,350	410	5,587

Income before income taxes	12,022	12,572	57,385	34,838
Income taxes	3,750	3,423	18,266	8,413
Net income	8,272	9,149	39,119	26,425

Income per common share
Basic	0.18	0.20	0.86	0.58
Diluted	0.17	0.19	0.79	0.56

Weighted average number of common shares
Basic	45,790,628	45,679,973	45,741,419	45,617,703
Diluted	55,031,340	55,016,910	55,064,496	55,219,202
(a) Exclusive of depreciation and amortization

See the accompanying notes to the Consolidated Financial Statements.

These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

1.	Significant Accounting Policies

The accompanying unaudited financial statements are prepared in accordance with U.S. GAAP for interim financial statements and do not include all the information required for complete financial statements. They are consistent with the policies outlined in the Company’s audited financial statements for the year ended September 30, 2005 except for the change mentioned in note 2. The interim financial statements and related notes should be read in conjunction with the Company’s audited financial statements for the year ended September 30, 2005. When necessary, the financial statements include amounts based on informed estimates and best judgments of management. The results of operations for the interim periods reported are not necessarily indicative of results to be expected for the year.

2.	Change in Accounting Policies

In December 2004, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment”. SFAS No. 123R requires all entities to recognize compensation cost for share-based awards, including options, granted to employees. The Statement eliminates the ability to account for share-based compensation transactions using the Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”, and generally requires instead that such transactions be accounted for using a fair-value based method. Public companies are required to measure stock-based compensation classified as equity by valuing the instrument the employee receives at its grant-date fair value. Previously such awards were measured at intrinsic value under both APB No. 25 and SFAS No. 123, “Accounting for Stock-Based Compensation”. The Company applied the Statement beginning in fiscal 2006 using the modified prospective transition approach.

If this change in accounting policy had been applied to the previous fiscal year, the Company’s net income, basic income per share and diluted income per share for the periods ended September 30, 2005 would have been reduced on a pro-forma basis as follows:

AXCAN PHARMA INC.

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2005	2005	2005	2005
	As reported	Pro-forma	As reported	Pro-forma
	$	$	$	$

Net income	9,149	8,088	26,425	22,151
Basic income per share	0.20	0.18	0.58	0.49
Diluted income per share	0.19	0.17	0.56	0.48

The estimated fair value of granted stock options for the periods ended September 30, 2006 and 2005 using the Black-Scholes model was as follows:

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Fair value per option	-	$6.62	$6.41	$7.01
Assumptions used
Expected stock price volatility	-	43%	42%	43%
Risk-free interest rate	-	3.58%	4.28%	3.94%
Expected term of options (years)	-	6.0	5.8	6.0
Expected dividend	-	-	-	-

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

3.	Inventories
	September 30,	September 30,
	2006	2005
	$	$

Raw materials and packaging material	15,979	18,710
Work in progress	1,413	1,547
Finished goods	19,957	15,759
	37,349	36,016

4.	Intangible Assets

AXCAN PHARMA INC.

	September 30, 2006
		Accumulated
	Cost	amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	347,117	59,404	287,713
Indefinite life	100,342	12,375	87,967
	447,459	71,779	375,680

	September 30, 2005
		Accumulated
	Cost	amortization	Net
	$	$	$
Trademarks, trademark licenses and
manufacturing rights with a:
Finite life	334,749	45,841	288,908
Indefinite life	112,430	12,417	100,013
	447,179	58,258	388,921

Acquisitions of intangible assets for the year ended September 30, 2006, include $4,495,999 for the final milestone payment on PHOTOFRIN.

Further to budgetary initiatives implemented by the French government, which resulted in the delisting of a number of pharmaceutical products from government formularies and re-pricing of other pharmaceutical products, the Company reviewed the appropriate carrying value and useful life of its French subsidiary’s intangible assets.

During the three-month period ended March 31, 2006, a partial write-down of $5,800,000 was recognized on a French line of products including TAGAMET and TRANSULOSE, as the carrying value of the intangible assets associated with these products exceeded the estimated value of cash generated by these same products.

The cost of the products LACTEOL and ADEKs has been transferred from intangible assets with an indefinite life to intangible assets with a finite life following changes in the regulatory rules applicable to these products and resulting in the modification of their useful life. The net cost of these products as of October 1, 2005, which amounted to $13,520,565, is therefore amortized over a 15-year period.

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

5.	Segmented Information

The Company considers that it operates in a single reportable segment, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

The Company operates in the following geographic areas:

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$
Revenue
Canada
Domestic sales	8,866	9,054	37,956	34,412
Foreign sales	-	-	-	-
United States
Domestic sales	48,885	42,625	195,954	155,261
Foreign sales	996	1,264	5,801	4,394
Europe
Domestic sales	10,989	10,899	43,374	46,225
Foreign sales	2,251	3,105	8,702	10,857
Other	264	40	530	194
	72,251	66,987	292,317	251,343

			September 30,	September 30,
			2006	2005
			$	$
Property, plant, equipment, intangible assets and goodwill
Canada			36,409	39,506
United States			125,084	127,915
Europe			239,323	252,509
Other			31,148	28,131
			431,964	448,061

Revenue is attributed to geographic segments based on the country of origin of the sales.

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

6.	Financial Information Included in the Consolidated Operations

a)	Financial expenses

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

Interest on long-term debt	1,358	1,422	5,416	5,542
Bank charges	30	71	154	165
Financing fees	60	79	301	333
Amortization of deferred debt issue expenses	281	275	1,117	1,100
	1,729	1,847	6,988	7,140

b)	Other information

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$

Rental expenses	547	287	1,989	1,148
Depreciation of property, plant and equipment	1,630	1,485	5,901	5,339
Amortization of intangible assets	4,292	4,007	16,922	16,193

AXCAN PHARMA INC.

AXCAN PHARMA INC.

Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

6.	Financial Information Included in the Consolidated Operations (continued)

c)	Income per common share

The following tables reconcile the numerators and the denominators of the basic and diluted income per common share computations:

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$
Net income available to common shareholders
Basic	8,272	9,149	39,119	26,425
Interest and amortization of deferred debt issue
expenses relating to the convertible
subordinated notes, net of income taxes	1,076	1,069	4,328	4,257
Net income available to common shareholders
on a diluted basis	9,348	10,218	43,447	30,682

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005

Weighted average number of common shares
Weighted average number of common shares
outstanding	45,790,628	45,679,973	45,741,419	45,617,703
Effect of dilutive stock options	316,599	412,824	398,964	677,386
Effect of dilutive convertible subordinated notes	8,924,113	8,924,113	8,924,113	8,924,113
Adjusted weighted average number of common
shares outstanding	55,031,340	55,016,910	55,064,496	55,219,202
Number of common shares outstanding as at November 29, 2006			45,868,785

Options to purchase 1,155,744 and 706,950 common shares were outstanding as at September 30, 2006 and 2005 respectively but were not included in the computation of diluted income per share for the years ended September 30, 2006 and 2005 respectively because the exercise price of the options was greater than the average market price of the common shares.

The $125,000,000 subordinated notes are convertible into 8,924,113 common shares. The noteholders may convert their notes during any quarterly conversion period if the closing price per share for at the least 20 consecutive trading days during the 30 consecutive trading-day period ending on the first day of the conversion period exceeds 110% of the conversion price in effect on that thirtieth trading day. The noteholders may also convert their notes during the five business-day period following any 10

AXCAN PHARMA INC.

consecutive trading-day period in which the daily average of the trading prices for the notes was less than 95% of the average conversion value for the notes during that period. Finally, the noteholders may also convert their notes upon the occurrence of specified corporate transactions or if the company has called the notes for redemption. Since April 20, 2006, the Company may, at its option, redeem the notes, in whole or in part at redemption prices varying from 101.70% to 100.85% of the principal amount plus any accrued and unpaid interest to the redemption date. The notes also include provisions for the redemption of all the notes for cash at the option of the Company following certain changes in tax treatment.

AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

6.	Financial Information Included in the Consolidated Operations (continued)

d)	Employee benefit plan

A subsidiary of the Company has a defined contribution plan (“The Plan”) for its U.S. employees. Participation is available to substantially all U.S. employees. Employees may contribute up to 15% of their gross pay or up to limits set by the U.S. Internal Revenue Service. For the year ended September 30, 2006, the Company made matching contributions to the Plan totalling $385,018 ($495,195 in 2005).

e)	Restructuring charge

In connection with a reorganization of its international operations due to budgetary initiatives implemented by the French government, the Company has undertaken a reduction of its workforce in Europe. To this end, on May 2, 2006, the Company’s French subsidiary communicated a reorganization plan to the employee representatives in France aimed at reducing its workforce. As this plan was implemented, the Company recorded a one-time restructuring charge of $1,738,755 during the three-month period ended June 30, 2006. The restructuring charge includes severance costs totalling $1,305,501 and professional and legal fees for transition assistance amounting to $433,254. As at September 30, 2006, $1,035,270 has been paid for severance costs and $390,764 for professional and legal fees. The balance payable of $312,721 will be paid during the year ending September 30, 2007.

7.	Contingencies

The subsidiary Axcan Scandipharm Inc. (“Axcan Scandipharm”) had been named, along with other third parties, as a defendant in several legal proceedings related to the product line it markets under the name ULTRASE. In addition, the product line’s manufacturer and other defendant companies had claimed a right to recover amounts paid defending and settling these claims. This claim was based on contractual and indemnity issues and the parties had agreed to settle their dispute through binding arbitration. The Company accrued $2,900,000

AXCAN PHARMA INC.

.

to cover any future settlements in connection with the indemnification claim and the lawsuits discussed above. Following a series of decisions rendered by the arbitrator in favour of Axcan Scandipharm, the Company revaluated its exposure and this accrual was reversed in the three-month period ended March 31, 2006, thus reducing the selling and administrative expenses by the same amount for the year ended September 30, 2006.

AXCAN PHARMA INC.

AXCAN PHARMA INC.
Notes to Consolidated Financial Statements

(amounts in the tables are stated in thousands of U.S. dollars, except share related data)

(unaudited)

8.	Summary of Differences Between Generally Accepted Accounting Principles in the United States and in Canada

The consolidated interim financial statements have been prepared in accordance with U.S. GAAP which, in the case of the Company, conform in all material respects with Canadian GAAP, except as set forth below:

	For the	For the
	three-month	three-month	For the	For the
	period ended	period ended	year ended	year ended
	September 30,	September 30,	September 30,	September 30,
	2006	2005	2006	2005
	$	$	$	$
Operations adjustments
Net income in accordance with U.S. GAAP	8,272	9,149	39,119	26,425
Write-off of an intangible asset	(12,000)	-	(12,000)	-
Implicit interest on convertible notes	(1,316)	(1,205)	(5,064)	(4,631)
Stock-based compensation expense	-	(1,063)	-	(4,590)
Amortization of new product acquisition costs	(15)	(14)	(54)	(54)
Income tax impact of the above adjustments	1,393	7	1,002	338
Net earnings (loss) in accordance with Canadian GAAP	(3,666)	6,874	23,003	17,488
Earnings (loss) per share in accordance with Canadian GAAP

Basic	(0.08)	0.15	0.50	0.38
Diluted	(0.08)	0.15	0.50	0.38

AXCAN PHARMA INC.

	September 30, 2006		September 30, 2005
	U.S.	Canadian	U.S.	Canadian
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Balance sheet adjustments
Current assets	262,378	262,378	190,357	190,357
Property, plant and equipment	28,817	28,817	31,673	31,673
Intangible assets	375,680	375,936	388,921	401,229
Goodwill	27,467	28,862	27,467	28,862
Deferred debt issue expenses	1,475	1,475	2,577	2,577
Deferred income tax asset	-	-	412	412
Current liabilities	64,617	64,617	58,336	58,336
Long-term debt	125,565	117,549	126,332	113,250
Deferred income tax liability	38,211	38,308	39,135	40,234
Shareholders' equity
Equity component of convertible debt	-	24,239	-	24,239
Capital stock	262,786	274,675	261,714	273,022
Retained earnings	177,906	135,809	138,787	112,806
Additional paid-in capital	4,967	16,348	1,329	13,293
Accumulated foreign currency translation
adjustments	21,765	25,923	15,774	19,930

AXCAN PHARMA INC.